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July 10, 2019

Via EDGAR and E-mail

Mark Wojciechowski
John Cannarella
Lisa Krestynick
Karina Dorin
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 4546

RE:	Borr Drilling Limited Second Draft Registration Statement on Form F-1 Submitted June 7, 2019
CIK No. 0001715497

Ladies and Gentlemen:

On behalf of Borr Drilling Limited (the “Company”), enclosed is a copy of a revised registration statement on Form F-1 (the “Registration Statement”) as publicly filed with the Securities and Exchange Commission (the “Commission”) on the date hereof.  The Registration Statement includes changes as compared to the to the a Draft Registration Statement on Form F-1 confidentially submitted to the Commission on June 7, 2019 (the “Draft Registration Statement”), and is marked to show changes as compared to the Draft Registration Statement.

The changes reflected in the Registration Statement include those made in response to the comments of the staff of the Commission (the “Staff”) set forth in the Staff’s letter of June 20, 2019 (the “Comment Letter”). The Registration Statement also includes other changes that are intended to update the information contained therein.

SKADDEN, ARPS, SLATE, MEAGHER & FLOM (UK) LLP, A LIMITED LIABILITY PARTNERSHIP REGISTERED UNDER THE LAWS OF THE
STATE OF DELAWARE, IS AUTHORISED AND REGULATED BY THE SOLICITORS REGULATION AUTHORITY UNDER REFERENCE NUMBER 80014.

A LIST OF THE FIRM’S PARTNERS IS OPEN TO INSPECTION AT THE ABOVE ADDRESS.

U.S. Securities and Exchange Commission
July 10, 2019

Set forth below are the Company’s responses to the Staff’s comments. The headings and paragraph numbers of this letter correspond to the headings and paragraph numbers contained in the Comment Letter and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in italics below. Capitalized terms used but not defined herein have the meanings given to them in the Registration Statement. All references to page numbers and captions (other than those in the Staff’s comments) correspond to the page numbers and captions in the Registration Statement.

Draft Registration Statement on Form F-1

Risk Factors
Risk Factors Related to Our Industry
Down cycles in the jack-up drilling industry . . . ., page 14

1.	Please update your disclosure regarding the price of Brent crude oil on May 15, 2019 to a more recent date here and at page 14.

Response:

In response to the Staff’s comment, the Company has revised pages 14 and 16 of the Registration Statement to update the disclosure regarding the price of Brent crude oil to a more recent date.

Operational Measures, page 57

2.
We have read the disclosures that you provided in response to prior comment 9 and note that your technical and economic utilization figures reflect rigs in operation but not rigs that are warm or cold stacked, i.e. rigs that you own but which are not under contract. Therefore, it appears that you should expand your disclosures to provide inclusive/overall measures of utilization, which reflect all of the rigs, including those that are stacked or otherwise not under contract, to comply with Instruction 1 to Item 102 of Regulation S-K.

For example, you may address the extent of utilization and excess capacity by explaining how the technical and economic utilization rates that you have disclosed would appear by counting all of the rigs in your fleet. Also disclose whether your utilization measures exclude rigs that are under contract but which are unavailable due to mechanical, procedural or other operational events; and if this is the case, indicate the extent to which these matters effect the utilization measures for both rigs in operation and all rigs owned. Please include comparable metrics and balanced disclosures along with your various references to utilization in the filing, including those on pages 11, 52 and 57.

U.S. Securities and Exchange Commission
July 10, 2019

Response:

In response to the Staff’s comment, the Company has revised pages 12, 55, 60 and 61 of the Registration Statement to expand its disclosure to provide additional detail to clarify that Technical Utilization and Economic Utilization are measures of efficiency of rigs in operation and are not intended to be measures of utilization of the Company’s total fleet of rigs.  Technical Utilization measures how efficiently the Company operates its rigs that are operating under contract by measuring – or rigs in operation, the percentage of time such rigs operate without stoppage. Economic Utilization is another  measure of efficiency of operation of rigs that are operating under contract, and measures the proportion of the potential  full contractual dayrate revenue that each contracted jack-up rig actually earns each day.

Technical Utilization would not be a meaningful calculation if done on a fleet wide basis as it would no longer provide a measure of technical efficiency, which is what the measure is intended to show. The Company would not be able to calculate Economic Utilization on a fleet wide basis as the denominator relies on the full operating dayrates for each rig in under contract multiplied by the number of days on the contract period; this information is unavailable for rigs not under contract.

The Company discloses the Average Number of Operating Rigs as a measure of how many of its rigs are operating during a given period.  See page 61 of the Registration Statement.

Exhibits, page II-4

3.	Please refile Exhibits 10.1, 10.2, 10.3 and 10.4 to include on the first page of each redacted exhibit the legend required by Item 601(b)(10)(iv) of Regulation S-K.

Response:

In response to the Staff’s comment, the Company has confirmed that Exhibits 10.1, 10.3, 10.6, 10.7 and 10.8 include, on the first page of each redacted exhibit, the legend required by Item 601(b)(10)(iv) of Regulation S-K.

U.S. Securities and Exchange Commission
July 10, 2019

4.
Please revise the exhibit index to indicate that you have omitted portions of Exhibits 10.12 and 10.13. In addition, we note that the exhibit index indicates that portions of Exhibit 10.9 have been omitted, but this exhibit does not appear to contain redactions. Please revise or advise.

Response:

In response to the Staff’s comment, the Company has revised the exhibit index of the Registration Statement to indicate that the Company has omitted portions of Exhibits 10.7 and 10.8 (which were previously Exhibits 10.12 and 10.13) and that Exhibit 10.4 (which was previously Exhibit 10.9) does not contain any redactions.

*        *        *

If you have any questions or require any additional information, please contact the undersigned by phone at +44 20 7519 7183 or via e-mail at james.mcdonald@skadden.com.

Very truly yours,

/s/ James A. McDonald
James A. McDonald

cc:	Svend Anton Maier, Chief Executive Officer, Borr Drilling Limited
Rune Magnus Lundetrae, Chief Financial Officer, Borr Drilling Limited
Robert Hingley-Wilson, Chief Accounting Officer, Borr Drilling Limited
Michael Zeidel, Partner, Skadden, Arps, Slate, Meagher & Flom LLP
Gunnar Slettebø, Partner, PricewaterhouseCoopers AS
Catherine Gallagher, Partner, Baker Botts LLP